Exhibit 21.1

CPG Newco LLC (a Delaware limited liability company to be converted to a corporation named The AZEK Company Inc.)

List of Subsidiaries

Entity	State	Country
CPG International LLC (d/b/a The AZEK Company LLC)	Delaware	United States

Vycom Corp.	Delaware	United States

Scranton Products Inc.	Delaware	United States

Sanatec Sub I Corporation	Delaware	United States

Santana Products Inc.	Delaware	United States

CPG Sub I Corporation	Delaware	United States

CPG Building Products LLC	Delaware	United States

WES, LLC	Minnesota	United States

UltraLox Technology, LLC	Minnesota	United States

Versatex Holdings, LLC	Delaware	United States

Versatex Building Products, LLC	Pennsylvania	United States